

November 14, 2007

Via Facsimile ((212) 308-0132) and U.S. Mail

Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, NY 10022

> **Re:** **Goldbelt Resources Ltd.**
> **Schedule 14D-1F filed November 5, 2007, by Wega Mining Inc. and**
> **Wega Mining ASA**
> **SEC File No. 005-46615**

Dear Mr. Novak:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-1F

I. Eligibility Requirements

1.   Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Goldbelt Resources. See Instruction 3 to I.A. of Schedule 14D-1F.

III. Compliance with the Exchange Act

2.   Please advise us whether any of the bidders has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the

bidders to make the offer in compliance with Rule 14d-1(b) unless the bidders complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Offer to Purchase for Cash

Market Purchases, page 26

3.   With respect to the first and second paragraphs, please clarify here (and elsewhere in your document as necessary) which are the "applicable laws" to which you refer. Also, advise us whether or not either of the bidders has purchased shares as described in this section. Whether or not such purchases have been made, provide us with your brief legal analysis of your compliance with Rule 14e-5 in light of your disclosure.

Exhibit 1.2

4.   We note in this press release that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

5.   Please tell us your basis for your disclosure stating that you "disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions